650 FIFTH AVENUE
NEW YORK, NY 10019-6108

PHONE 212-757-3300

www.sterlingbancorp.com
Via U.S. Mail and fax to 202-772-9208
November 5, 2007
Mr. Kevin W. Vaughn
Branch Chief
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
     Re: Sterling Bancorp — File No. 001-05273
Dear Mr. Vaughn:
     This is in response to the request from Rebekah Blakely Moore that we supplement our letter of September 29, 2007 by providing samples of the disclosures we intend to include in future filings in response to your letter, dated September 19, 2007, regarding staff comments on the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended June 30, 2007. For your convenience, we have reproduced in boldface type the specific comments included in your letter.
Form 10-K
Loan portfolio, page 26
1.	Please revise, here and in similar disclosures elsewhere in your filing, to separately present the balances attributable to your receivable factoring business.
     Response: As previously indicated, the Company will include this requested revision in future filings on Form 10-K and Form 10-Q, commencing with our quarterly report on Form 10-Q for the quarter ending September 30, 2007. Enclosed are revised versions of the following portions of our Annual Report on Form 10-K for the year ended December 31, 2006: the tables in the subsection entitled “Loan Portfolio” on page 26, the subsection entitled “Asset Quality” on pages 27, 28 and 29 and Note 6 to Consolidated Financial Statements on page 57, and the Assets portion of the Repricing Date table in the subsection entitled “Consolidated Interest Rate Sensitivity” on page 36.

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
November 5, 2007

Form 10-Q for June 30, 2007
2.	Please revise to include the disclosures required by Item IV.A of Industry Guide 3 for each quarterly period presented.
     Response: As previously indicated, the Company will include this requested revision in future quarterly reports on Form 10-Q, commencing with our report on Form 10-Q for the quarter ended September 30, 2007. The disclosures will be in a table that is, except for the periods covered, identical to the enclosed revised version of the table on page 28 of our Annual Report on Form 10-K for the year ended December 31, 2006.

     In connection with our responses to your comments on the Company’s filing, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing or the enclosed revised tables or have any additional comments, please do not hesitate to call me at 212-757-8035.

Very truly yours,

STERLING BANCORP

		By	/s/ John W. Tietjen

John W. Tietjen
Executive Vice President and
Chief Financial Officer

cc:	Mr. Paul V. Jensen, Jr. (KPMG LLP)
Daniel Dunson, Esq. (Sullivan & Cromwell LLP)

[Revised version of the tables on page 26 of Sterling Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006]
The following table, restated to reflect the disposition of Sterling Financial (see Note 2 beginning on page 49) sets forth the composition of the Company’s loans held for sale and loans held in portfolio, net of unearned discounts, at the end of each of the five most recent fiscal years:

December 31,	2006		2005		2004		2003		2002

	Balances	% of Total	Balances	% of Total	Balances	% of Total	Balances	% of Total	Balances	% of Total
	(dollars in thousands)
Domestic
Commercial and industrial	$521,992	45.55%	$414,952	39.40%	$386,557	40.96%	$334,547	41.12%	$318,839	43.22%
Lease financing	207,771	18.13	190,391	18.08	162,961	17.27	148,737	18.29	128,749	17.45
Factored receivables	100,156	8.74	100,663	9.56	93,186	9.87%	101,653	12.50	73,296	9.93
Real estate-residential mortgage	153,376	13.39	188,723	17.92	149,387	15.83	107,766	13.25	110,484	14.98
Real estate-commercial mortgage	93,215	8.13	110,871	10.53	113,933	12.07	94,145	11.57	74,928	10.16
Real estate- construction	30,031	2.62	2,309	0.22	2,320	0.24	2,368	0.29	2,400	0.32
Installment-individuals	12,381	1.08	13,125	1.25	15,477	1.64	14,259	1.75	9,041	1.23
Loans to depository institutions	27,000	2.36	32,000	3.04	20,000	2.12	10,000	1.23	20,000	2.71

Total	$1,145,922	100.00%	$1,053,034	100.00%	$943,821	100.0%	$813,475	100.00%	$737,737	100.00%

The following table sets forth the maturities of the Company’s commercial and industrial loans, factored receivables and real estate-construction loans, as of December 31, 2006:

	Due One Year	Due One to Five	Due After Five	Total Gross
	or Less	Years	Years	Loans

	(in thousands)
Commercial and industrial	$400,706	$104,555	$16,749	$522,010

Factored receivables	$100,467	$—	$—	$100,467

Real estate-construction	$—	$30,031	$—	$30,031

All commercial and industrial loans due after one year have predetermined interest rates.
All real estate- construction loans due after one year have floating or adjustable interest rates.

[Revised version of the table on page 27 of Sterling Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006]
The following table, restated to reflect the disposition of Sterling Financial (see Note 2 beginning on page 49), sets forth the amount of domestic nonaccrual and past due loans of the Company at the end of each of the five most recent fiscal years; there were no foreign loans accounted for on a nonaccrual basis, and there was no troubled debt restructurings for any types of loans. Loans contractually past due 90 days or more as to principal or interest and still accruing are loans that are both well-secured or guaranteed by financially responsible third parties and are in the process of collection.

December 31,	2006	2005	2004	2003	2002
	(dollars in thousands)
Gross loans	$1,177,705	$1,081,701	$967,184	$833,675	$755,553

Nonaccrual loans

Commercial and industrial	$1,490	$611	$67	$1,695	$156
Lease financing	2,933	2,109	1,304	783	275
Factored receivables	—	—	—	—	—
Real estate-residential mortgage	1,011	740	704	489	949
Installment-individuals	427	397	72	49	155

Total nonaccrual loans	5,861	3,857	2,147	3,016	1,535

Past due 90 days or more (other than the above)	989	821	1,672	127	286

Total	$6,850	$4,678	$3,819	$3,143	$1,821

Interest income that would have been earned on nonaccrual loans outstanding	$545	$294	$185	$146	$123

Applicable interest income actually realized on nonaccrual loans outstanding	$335	$95	$92	$93	$71

Nonaccrual and past due loans as a percentage of total gross loans	0.58%	0.43%	0.39%	0.38%	0.24%

[Revised version of the table on page 28 of Sterling Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006]
The following table, restated to reflect the disposition of Sterling Financial (see Note 2 beginning on page 49), sets forth certain information with respect to the Company’s loan loss experience for each of the five most recent fiscal years:

December 31,	2006	2005	2004	2003	2002
	(dollars in thousands)

Average loans held in portfolio, net of unearned discounts, during year	$1,002,688	$890,085	$778,272	$673,412	$600,475

Allowance for loan losses:
Balance at beginning of year	$15,369	$14,437	$12,730	$10,644	$10,814

Charge-offs:
Commercial and industrial	1,075	446	1,784	1,588	6,864
Lease financing	4,618	3,732	2,446	1,155	930
Factored receivables	223	369	552	478	1,074
Real estate-residential mortgage	24	13	8	547	856
Installment	—	—	9	38	58

Total charge-offs	5,940	4,560	4,799	3,806	9,782

Recoveries:
Commercial and industrial	786	219	737	480	669
Lease financing	310	76	44	25	69
Factored receivables	32	39	63	72	202
Real estate-residential mortgage	—	—	—	—	16
Installment	38	39	43	61	69

Total recoveries	1,166	373	887	638	1,025

Subtract:
Net charge-offs	4,774	4,187	3,912	3,168	8,757

Provision for loan losses	4,503	5,214	6,139	5,412	8,823

Add allowance from acquisition	1,845	—	—	—	—

Less loss on transfers to other real estate owned	655	95	520	158	236

Balance at end of year	$16,288	$15,369	$14,437	$12,730	$10,644

Ratio of net charge-offs to average loans held in portfolio, net of unearned discounts, during year	0.48%	0.47%	0.50%	0.47%	1.46%

[Revised version of the first table on page 29 of Sterling Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006]
The following table, restated to reflect the disposition of Sterling Financial (see Note 2 beginning on page 49) presents the Company’s allocation of the allowance for loan losses. This allocation is based on estimates by management and may vary from year to year based on management’s evaluation of the risk characteristics of the loan portfolio. The amount allocated to a particular loan category of the Company’s loans held in portfolio may not necessarily be indicative of actual future charge-offs in a loan category.

December 31,	2006		2005		2004		2003		2002
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Balances	% of Loans
			(dollars in thousands)

Domestic
Commercial and industrial	$6,488	1.24%	$7,017	1.69%	$6,674	1.73%	$5,316	1.59%	$3,685	1.16%
Loans to depository institutions	135	0.50	112	0.35	120	0.60	80	0.80	150	0.75
Lease financing	6,356	2.66	4,636	2.43	4,073	2.50	2,686	1.80	1,961	1.52
Factored receivables	1,127	1.13	1,260	1.25	1,071	1.15%	1,592	1.57	1,387	1.89
Real estate-residential mortgage	1,468	1.23	1,437	0.76	1,412	0.94	1,228	1.13	1,241	1.12
Real estate-commercial mortgage	501	0.50	509	0.45	772	0.67	1,082	1.14	759	1.01
Real estate- construction	150	0.50	10	0.43	15	0.65	24	1.01	23	0.96
Installment-individuals	—	—	110	0.45	100	0.64	14	0.10	10	0.11

Unallocated	63	—	278	—	200	—	708	—	1,428	—

Total	$16,288	1.46%	$15,369	1.52%	$14,437	1.59%	$12,730	1.65%	$10,644	1.56%

[Revised version of the table in Note 6 to Consolidated Financial Statements on page 57 of Sterling Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006]
The major components of domestic loans held for sale and loans held in portfolio are as follows:

December 31,	2006	2005

Loans held for sale
Real estate-residential mortgage	$33,319,789	$40,977,538

Loans held in portfolio
Commercial and industrial	$522,009,835	$414,984,661
Lease financing	239,225,533	218,700,981
Factored receivables	100,467,090	100,987,053
Real estate-residential mortgage	120,056,900	147,745,576
Real estate-commercial mortgage	93,214,668	110,871,291
Real estate-construction	30,030,684	2,309,103
Installment	12,380,848	13,125,085
Loans to depository institutions	27,000,000	32,000,000

Loans held in portfolio, gross	1,144,385,558	1,040,723,750
Less unearned discounts	31,783,938	28,666,815

Loans held in portfolio, net of unearned discounts	$1,112,601,620	$1,012,056,935

[Revised version of the Assets portion of the table on page 36 of Sterling Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2006]
To mitigate the vulnerability of earnings to changes in interest rates, the Company manages the repricing characteristics of assets and liabilities in an attempt to control net interest rate sensitivity. Management attempts to confine significant rate sensitivity gaps predominantly to repricing intervals of a year or less so that adjustments can be made quickly. Assets and liabilities with predetermined repricing dates are classified based on the earliest repricing period. Amounts are presented in thousands. Based on the interest rate sensitivity analysis shown below, the Company’s net interest income would decrease during periods of rising interest rates and increase during periods of falling interest rates. Amounts are presented in thousands.

	Repricing Date
		More than	More than
	3 Months	3 Months	1 Year to	Over	Nonrate
	or Less	to 1 Year	5 Years	5 Years	Sensitive	Total

ASSETS
Interest-bearing deposits with other banks	$1,261	$—	$—	$—	$—	$1,261
Federal funds sold	20,000	—	—	—	—	20,000
Investment securities	5,860	19,855	91,266	448,167	4,176	569,324
Commercial and industrial loans	361,474	39,232	104,555	16,749	(18)	521,992
Equipment lease financing	1,075	7,731	218,562	11,858	(31,455)	207,771
Factored receivables	100,467	—	—	—	(311)	100,156
Real estate—residential mortgage	32,250	9,209	88,099	23,818	—	153,376
Real estate—commercial mortgage	8,120	7,728	63,451	13,916	—	93,215
Real estate—construction loans	—	—	30,031	—	—	30,031
Installment-individuals	12,381	—	—	—	—	12,381
Loans to depository institutions	27,000	—	—	—	—	27,000
Noninterest-earning assets &						—
allowance for loan losses	—	—	—	—	148,498	148,498

Total Assets	$569,888	$83,755	$595,964	$514,508	$120,890	$1,885,005